EXHIBIT (H)(29)

SERVICES AGREEMENT

THIS AGREEMENT is made and entered into as of this 18th day of  November, 2008, by and between THOMPSON PLUMB FUNDS, INC., a Wisconsin corporation,  (the “Corporation”) and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

WHEREAS, the Corporation is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and is authorized to issue shares of beneficial interest in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, USBFS is, among other things, in the business of providing certain administration services for the benefit of its customers; and

WHEREAS, the Corporation desires to retain USBFS to prepare a Financial Interpretation No. 48 Analysis and Report (“FIN 48” and such Analysis and Report, the “FIN 48 Report”) to each series of the Corporation listed on Exhibit A hereto (as amended from time to time) (each a “Fund” and collectively, the “Funds”).

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Appointment of USBFS as the Service Provider for FIN 48 Support Documentation and Analysis

The Corporation hereby appoints USBFS as the service provider for preparation of FIN 48 documentation and support under the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.  The services and duties of USBFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBFS hereunder.

2.	Services and Duties of USBFS

USBFS shall provide the following services to the Funds:

A.
USBFS Tax Services Group (“Tax Group”) shall meet with the Funds’ management team, as mutually agreed upon, to discuss and document the policies and procedures required for USBFS to complete the documentation required for the FIN 48 Report.

B.	USBFS Tax Group will submit to the Corporation and the Corporation’s auditor (“Auditor”) an initial draft of the FIN 48 Report no later than Tuesday, December 9, 2008.

C.	USBFS Tax Group will clear and incorporate any Auditor comments received in the final FIN 48 Report prior to the issuance of an audit opinion on the November 30, 2009 Annual Report for the Funds.

D.	USBFS Tax Group will update and maintain the Funds’ FIN 48 Report as documentation and support for financial statement FIN 48 footnote disclosures in future annual reports.

3.	Duties and Responsibilities of the Corporation

A.	The Corporation will provide applicable federal and state tax returns filed for the Funds for the fiscal years ending November 30, 2007, November 30, 2006 and November 30, 2005.

B.	The Corporation will provide tax year-end diversification testing reports for the November 30, 2007, November 30, 2006 and November 30, 2005 fiscal year-ends, as applicable, for each Fund.

C.	The Corporation will provide tax diversification work papers for the August 31, 2008 quarter-end for each Fund.

D.
The Corporation will provide any processes or procedures documented for the Funds relating to all book/tax adjustments such as wash sales and organization costs applicable to the current and prior three tax year-ends.

4.	Compensation

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit B hereto (as amended from time to time).  USBFS shall also be compensated for such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) as are reasonably incurred by USBFS in performing its duties hereunder.  The Corporation shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute.  The Corporation shall notify USBFS in writing within 30 calendar days following receipt of each invoice if the Corporation is disputing any amounts in good faith. The Corporation shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid.  With the exception of any fee or expense the Corporation is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% simple interest per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Corporation to USBFS shall only be paid out of the assets and property of the particular Fund to which USBFS is providing services pursuant to this Agreement.

5.	Representations and Warranties

A.	The Corporation hereby represents and warrants to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)
It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)
This Agreement has been duly authorized, executed and delivered by the Corporation in accordance with all requisite action and constitutes a valid and legally binding obligation of the Corporation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)
To the Corporation’s knowledge it is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

B.	USBFS hereby represents and warrants to the Corporation, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)
It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)
This Agreement has been duly authorized, executed and delivered by USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)
It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

6.	Standard of Care; Indemnification; Limitation of Liability

A.
USBFS shall exercise reasonable care in the performance of its duties under this Agreement.  USBFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Corporation in connection with its duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ control, except a loss arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Corporation shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that USBFS may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Corporation, as approved by the Board of Directors of the Corporation, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of the Corporation, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “USBFS” shall include USBFS’ directors, officers and employees.

USBFS shall indemnify and hold the Corporation harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Corporation may sustain or incur or that may be asserted against the Corporation by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’ refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Corporation” shall include the Corporation’s directors, officers and employees.

Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues.  USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS.  USBFS agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available.  Representatives of the Corporation shall be entitled to inspect USBFS’ premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS.  Moreover, USBFS shall provide the Corporation, at such times as the Corporation may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

B.
In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification.  In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section.  The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this Section 5 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBFS is acting in another capacity for the Corporation pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

7.	Data Necessary to Perform Services

The Corporation or its agent shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

8.	Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Corporation, all records and other information relative to the Corporation and prior, present, or potential shareholders of the Corporation (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Corporation, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Corporation.  Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Corporation or its agent, shall not be subject to this paragraph.

Further, USBFS will adhere to the privacy policies adopted by the Corporation pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time.  In this regard, USBFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Corporation and its shareholders.

9.	Records

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Corporation, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder.  USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Corporation and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Corporation or its designee on and in accordance with its request.

10.	Compliance with Laws

The Corporation has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, as amended, the Sarbanes-Oxley Act of 2002, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its Prospectus and SAI.  USBFS’ services hereunder shall not relieve the Corporation of its responsibilities for assuring such compliance or the Board of Directors’ oversight responsibility with respect thereto.

11.	Term of Agreement; Amendment

This Agreement shall become effective as of December 1, 2008 and will continue in effect for a period of three (3) years. Subsequent to the initial three-year term, this Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated at any time by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party.  This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Corporation, and authorized or approved by the Board of Directors.

12.	Duties in the Event of Termination

In the event that, in connection with termination of this Agreement, a successor to any of USBFS’ duties or responsibilities hereunder is designated by the Corporation by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Corporation, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Corporation (if such form differs from the form in which USBFS has maintained the same, the Corporation shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS’ personnel in the establishment of books, records, and other data by such successor.  If no such successor is designated, then such books, records and other data shall be returned to the Corporation.

13.	Assignment

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Corporation without the written consent of USBFS, or by USBFS without the written consent of the Corporation accompanied by the authorization or approval of the Corporation’s Board of Directors.  Such written consent of the Corporation or of USBFS, respectively, shall not be unreasonably withheld.

14.	Governing Law

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles.  To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

15.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

16.	Services Not Exclusive

Nothing in this Agreement shall limit or restrict USBFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

17.	Invalidity

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

18.	Legal-Related Services

Nothing in this Agreement shall be deemed to appoint USBFS and its officers, directors and employees as the Fund attorneys, form attorney-client relationships or require the provision of legal advice.  The Fund acknowledges that in-house USBFS attorneys exclusively represent USBFS and rely on outside counsel retained by the Fund to review all services provided by in-house USBFS attorneys and to provide independent judgment on the Fund’s behalf.  Because no attorney-client relationship exists between in-house USBFS attorneys and the Fund, any information provided to USBFS attorneys may not be privileged and may be subject to compulsory disclosure under certain circumstances.  USBFS represents that it will maintain the confidentiality of information disclosed to its in-house attorneys except to the extent that disclosure is required by law or regulation.

19.	Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:

Notice to USBFS shall be sent to:

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

and notice to the Corporation shall be sent to:

Thompson Investment Management, Inc.
1200 John Q. Hammons Drive
Madison, Wisconsin 53717

20.	Multiple Originals

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

THOMPSON PLUMB FUNDS, INC.	U.S. BANCORP FUND SERVICES, LLC

By:________________________________	By:______________________________
Name: John W. Thompson	Name: Michael R. McVoy
Title: Chief Executive Officer	Title: Executive Vice President

Exhibit A
to the
Services Agreement – Thompson Plumb Funds, Inc.

Fund Names

Separate Series of Thompson Plumb Funds, Inc.

Name of Series	Date Added
Thompson Plumb Growth Fund	2/10/92
Thompson Plumb Bond Fund	2/10/92
Thompson Plumb MidCap Fund	3/31/08

Exhibit B

to the

Services Agreement – Thompson Plumb Funds, Inc. - Fee Schedule

(Fee schedule below is inclusive of specified services for all Funds listed in Exhibit A.)

For the period from December 1st, 2008 through November 30th, 2009 - $45,000

$7,500 for each November 30th year-end thereafter